Exhibit 1

MI Developments Inc.

455 Magna Drive
Aurora, Ontario
Canada L4G 7A9
Tel:	(905) 713-6322
Fax:	(905) 713-6332

MI DEVELOPMENTS ANNOUNCES 2005 SECOND QUARTER RESULTS

August 5, 2005, Aurora, Ontario, Canada — MI Developments Inc. (TSX: MIM.SV.A, MIM.MV.B; NYSE: MIM) (“MID” or the “Company”) today announced its results for the three and six months ended June 30, 2005. All figures are in U.S. dollars unless otherwise noted.

	REAL ESTATE BUSINESS(1)
	THREE MONTHS ENDED JUNE 30,		SIX MONTHS ENDED JUNE 30,
(in thousands, except per share figures)	2005	2004	2005	2004

Revenues	$36,217	$31,121	$72,701	$63,378

Net income (2)	$22,296	$11,905	$38,710	$23,174

Funds from operations (“FFO”) (2), (3)	$26,377	$23,254	$52,870	$44,189

Diluted FFO per share (2), (3)	$0.55	$0.48	$1.10	$0.92

	MID CONSOLIDATED(1)
	THREE MONTHS ENDED JUNE 30,		SIX MONTHS ENDED JUNE 30,
(in thousands, except per share figures)	2005	2004	2005	2004

Revenues
Real Estate Business	$36,217	$31,121	$72,701	$63,378
Magna Entertainment Corp. (“MEC”)	181,341	191,451	435,369	484,125
Eliminations	(706)	—	(1,216)	—
	$216,852	$222,572	$506,854	$547,503

Net income (loss)
Real Estate Business (2)	$22,296	$11,905	$38,710	$23,174
MEC (4)	(15,857)	(8,221)	(18,656)	(1,969)
Eliminations	(3,209)	—	(3,642)	—
	$3,230	$3,684	$16,412	$21,205

Diluted earnings per share (2), (4)	$0.07	$0.08	$0.34	$0.44

(1)   Transactions between the Real Estate Business and MEC have not been eliminated in the presentation of each segment’s results of operations.  However, the effects of transactions between these two segments are eliminated in the consolidated results of operations of the Company.

(2)   The Real Estate Business’ results for the six months ended June 30, 2004 reflect (i) the impact of costs related to employee settlement expenses of $3.9 million ($3.0 million net of income taxes) incurred in the three months ended March 31, 2004; and (ii) a future income tax charge of $2.0 million incurred in the three months ended June 30, 2004 resulting from changes in European tax rates.  Excluding the impact of these items, the Real Estate Business’ net income for the three months ended June 30, 2004 was $13.9 million (FFO was unaffected), and for the six months ended June 30, 2004, the Real Estate Business’ net income was $28.2 million, FFO was $47.2 million(3), and diluted FFO per share was $0.98(3).

(3)   The Real Property Association of Canada (“RealPac”) announced a change in its published definition of FFO for financial periods commencing January 1, 2005, which change has been adopted by the Company. FFO for 2004 has been restated to conform with this new definition.  Prior to adoption of this new definition, the calculation of FFO excluded stock-based compensation expense and the straight-line rent adjustment. FFO for 2005 and the restated FFO for 2004 now include these two components.  This change in the FFO definition did not affect the FFO and diluted FFO per share previously reported for the second quarter of 2004.  FFO and diluted FFO per share previously reported for the six months ended June 30, 2004 were $45.7 million ($47.3 million excluding the employee settlement expenses) and $0.95 per share ($0.98 per share excluding the employee settlement expenses), respectively.  FFO and diluted FFO per share are measures widely used by analysts and investors in evaluating the operating performance of real estate companies.  However, FFO does not have a standardized meaning under Canadian generally accepted accounting principles (“GAAP”) and therefore may not be comparable to similar measures presented by other companies. Please refer to “Reconciliation of Non-GAAP to GAAP Financial Measures” below.

(4)   Net income (loss) for the three and six months ended June 30, 2005 includes the impact of non-cash write-downs of MEC’s long-lived and intangible assets of $12.3 million (2004 – $26.7 million).  The impact of these write-downs to MEC’s segment net income for the three and six months ended June 30, 2005 was $5.9 million (2004 – $15.6 million).

REAL ESTATE BUSINESS

Operating and Development Highlights

In respect of our core rental portfolio of Magna International facilities, we brought $9.0 million, or 134 thousand square feet, of facilities on-stream during the second quarter of 2005.  These include expansions to a facility in Mexico of 94 thousand square feet and two facilities in Canada of 40 thousand square feet.

At June 30, 2005, MID’s construction group had five properties under development: one in each of Canada and the U.S. and three in Austria. Once completed, these developments will add 495 thousand square feet to our income-producing portfolio. The total anticipated costs related to these projects are approximately $37.7 million, of which $19.9 million had been spent as of June 30, 2005.

At June 30, 2005, the Real Estate Business had 26.1 million square feet of leaseable area, with annualized lease payments of $141.4 million, representing a return of 10.5% on the gross carrying value of our income-producing property portfolio.

Subsequent to the second quarter, we agreed to amend the existing project financing facilities provided to subsidiaries of MEC for construction at MEC’s racetracks at Gulfstream Park in Florida and The Meadows in Pennsylvania by, among other things, (i) terminating the facility for construction of a racing and alternative gaming facility at The Meadows in the principal amount of $77.0 million (plus costs and capitalized interest) and replacing it with a facility in the principal amount of up to $34.2 million (plus costs and capitalized interest) for capital expenditures related to the alternative gaming facility being built at Remington Park racetrack in Oklahoma (no advances had been made under The Meadows facility) and (ii) accelerating the time when MID will begin receiving principal and interest payments on amounts advanced under the project financings to January 1, 2007 (rather than January 1, 2008 under the prior arrangements).

“I am pleased with the continued strong performance of our Real Estate Business”, said John Simonetti, Chief Executive Officer of MID.  “Since becoming a public company in August 2003, we have consistently grown our core real estate portfolio and cash flows.  We anticipate this trend continuing, particularly as the MEC related developments at Gulfstream and Remington are completed.”

MEC Recapitalization Plan and Bridge Loan

On July 22, 2005, MEC announced a recapitalization plan (the “MEC Recapitalization Plan”), which was developed with input from MID’s management and is intended to recapitalize MEC’s balance sheet over the next 12 months through the sale of certain non-strategic real estate, racetracks and other assets.  The MEC Recapitalization Plan also contemplates a possible partnership to pursue alternative gaming opportunities at MEC racetracks and the possible raising of equity in 2006.

In connection with the announcement of the MEC Recapitalization Plan, MID agreed to provide a 13-month bridge loan to MEC of up to $100.0 million.  $50.0 million of the bridge loan was available for immediate drawdown by MEC, and the remaining $50.0 million can become available in equal tranches of $25.0 million on October 17, 2005 and January 16, 2006, subject to the satisfaction of certain conditions that are tied to the MEC Recapitalization Plan.  To date, $30.0 million of the bridge loan has been drawn down by MEC.  The bridge loan is expected to be repaid with proceeds generated from the sale of assets and/or equity raised pursuant to the MEC Recapitalization Plan.

The bridge loan is intended to provide MEC with immediate funding to address its short-term liquidity concerns and provide MEC with sufficient time to responsibly execute the MEC Recapitalization Plan.  Mr. Simonetti commented, “MEC is poised for significant growth and as a major shareholder, we are pleased to see MEC taking steps to stabilize its capital structure and better realize its potential.”

Three Months Ended June 30, 2005

For the three months ended June 30, 2005, revenues were $36.2 million, an increase of $5.1 million or 16% over revenues for the three months ended June 30, 2004 of $31.1 million. The higher revenues reflect $2.4 million of increases from completed development projects coming on-stream, an increase of $1.5 million due to the weaker U.S. dollar, contractual rent increases of $0.7 million, $0.7 million of interest income earned from MEC and the effect of subsidies and other items which increased revenues by $0.1 million, partially offset by increased straight-line rent reductions of $0.3 million.

FFO in the three months ended June 30, 2005 was $26.4 million, or $0.55 per share, an increase of 13% compared to FFO in the prior year’s comparable period.  The increase in FFO of $3.1 million is due to the revenue increase of $5.1 million and a $1.0 million decrease in current income tax expense, partially offset by a $1.3 million increase in general and administrative expenses and an increase in net interest expense of $1.7 million.

During the second quarter, the Real Estate Business recognized a net gain of $9.3 million, or $5.9 million net of income taxes, on the disposal of two properties: a parcel of vacant land in Ontario, Canada, which was previously held for sale, and an income-producing property in Michigan, U.S.

Net income for the second quarter of 2005 was $22.3 million, an increase of $10.4 million over the prior year amount of $11.9 million.  Excluding net gains on the sale of real estate and the related income tax expense, net income increased by $4.4 million due to increased revenues of $5.1 million and a reduction in income tax expense of $3.0 million, partially offset by a $1.3 million increase in general and administrative expenses, increased depreciation and amortization of $0.7 million and increased net interest expense of $1.7 million.

General and administrative expenses for the second quarter of 2005 include $0.8 million of costs incurred in association with MID’s review of, and subsequent recommendation by its Board of Directors to vote against, two proposals made by a shareholder (collectively, the “Shareholder’s Proposals”).  Excluding these costs, general and administrative expenses increased by $0.5 million primarily due to the strengthening of the euro and Canadian dollar relative to the U.S. dollar.

The increase in net interest expense relates to interest incurred on the Company’s Cdn. $265.0 million of Senior Unsecured Debentures issued in December 2004 (the “Debentures”), partially offset by $0.3 million of interest capitalized related to projects under development and $1.5 million of interest income.

In the three months ended June 30, 2005, the Real Estate Business’ income tax expense was $7.2 million, representing an effective income tax rate of 24.4%. Included in this amount is $3.4 million of income tax expense related to net gains on the sale of real estate in the quarter.  Excluding these net gains and the related income tax expense, the Real Estate Business’ income tax expense for the second quarter of 2005 was $3.8 million, representing an effective tax rate of 19.1%. The effective rate in the second quarter of 2004 was impacted by a $2.0 million future income tax charge resulting from changes in European tax rates.  Excluding this charge, the effective tax rate for the three months ended June 30, 2004 was 26.2%. The decrease in the effective tax rate is due primarily to changes in the amount of taxable income earned in the various countries in which the Real Estate Business operates.

Six Months Ended June 30, 2005

For the six months ended June 30, 2005, revenues were $72.7 million, an increase of $9.3 million or 15% over revenues for the six months ended June 30, 2004 of $63.4 million. The higher revenues reflect $4.5 million of increases from completed development projects coming on-stream, an increase of $2.9 million due to the weaker U.S. dollar, contractual rent increases of $1.5 million and $1.2 million of interest income earned from MEC, partially offset by increased straight-line rent reductions of $0.6 million and the effect of subsidies and other items which reduced revenues by $0.2 million.

FFO in the six months ended June 30, 2005 was $52.9 million, or $1.10 per share, an increase of 12% compared to FFO in the prior year’s comparable period, adjusted for the impact of employee settlement costs in the first quarter of 2004 of $3.9 million ($3.0 million net of income taxes).  The increase in FFO of $5.7 million is due to the revenue increase of $9.3 million and a $2.3 million decrease in current income tax expense, partially offset by a $2.3 million increase in general and administrative expenses and an increase in net interest expense of $3.6 million.

Net income for the six months ended June 30, 2005 was $38.7 million, an increase of $15.5 million or 67% over the prior year amount of $23.2 million.  Excluding net gains on the sale of real estate and the related income tax expense, net income increased by $9.4 million due to increased revenues of $9.3 million, a $1.6 million reduction in general and administrative expenses and reduced income tax expense of $3.7 million.  These increases to net income were partially offset by an increase in depreciation and amortization of $1.6 million and increased net interest expense of $3.6 million.

General and administrative expenses for the six months ended June 30, 2005 were $10.6 million, compared to $12.2 million for the six months ended June 30, 2004, a decrease of $1.6 million. General and administrative expenses for the first six months of 2005 include $2.6 million of costs incurred in association with the Shareholder’s Proposals.  General and administrative expenses for the first six months of 2004 included $3.9 million of employee settlement costs. Excluding these items, general and administrative expenses decreased by $0.3 million from $8.3 million in the first six months of 2004 to $8.0 million in the first six months of 2005 due primarily to reductions in salaries and benefits partially offset by the strengthening of the euro and Canadian dollar relative to the U.S. dollar.

The increase in net interest expense relates to interest incurred on the Debentures, partially offset by $0.7 million of interest capitalized related to projects under development and $2.9 million of interest income.

In the six months ended June 30, 2005, the Real Estate Business’ income tax expense was $10.9 million, representing an effective income tax rate of 22.0%. Excluding net gains from the sale of real estate and the related income tax expense, the Real Estate Business’ income tax expense for the first half of 2005 was $7.5 million, representing an effective tax rate of 18.8%.  Excluding the employee settlement expenses in the first quarter of 2004, and a future income tax charge of $2.0 million in the second quarter of 2004 resulting from changes in European tax rates, the Real Estate Business’ effective tax rate was 26.5% in the first six months of 2004.  The decrease in the effective tax rate is due primarily to changes in the amount of taxable income earned in the various countries in which the Real Estate Business operates and tax rate reductions in Germany and Austria.

MAGNA ENTERTAINMENT CORP.

MEC’s racetracks operate for prescribed periods each year.  As a result, racing revenues and operating results for any quarter will not be indicative of MEC’s revenues and operating results for the year. MEC’s financial results for the first and second quarters of 2005 reflect the full quarters’ operations for all of MEC’s racetracks and related pari-mutuel wagering operations.  The comparative results for 2004 reflect the operations of Magna RacinoTM and RaceONTVTM, MEC’s European simulcasting and distribution business, only from April 4, 2004, the date on which operations commenced.

Revenues for the second quarter and first six months of 2005 decreased 5% to $181.3 million and 10% to $435.4 million, respectively, from the prior year comparable periods.  The decrease in revenue in the second quarter of 2005 is primarily attributable to the expiry of the lease on MEC’s Bay Meadows site on December 31, 2004, partially offset by a change in the racing calendar at Golden Gate Fields, additional golf course access fees due to the renewal of the access fee agreements in November 2004 and additional revenues on sales of housing units and lots in MEC’s European residential real estate development.  The decrease in revenue for the first six months of 2005 is primarily attributable to the expiry of the Bay Meadows lease, a change in the racing calendar at Golden Gate Fields, interruptions of racing operations at Gulfstream Park due to its redevelopment project and lower wagering at Santa Anita Park due to excessive rainfall, partially offset by additional golf course access fees and additional revenues on sales of housing units and lots in MEC’s European residential real estate development.

Earnings Before Interest, Taxes, Depreciation and Amortization (“EBITDA”), excluding the impact of dilution gains (losses) and minority interest, was a loss of $6.6 million for the second quarter in 2005, compared to a loss of $15.2 million in the prior year.  EBITDA was $6.9 million in the six months ended June 30, 2005, compared to $19.3 million in the prior year. EBITDA was adversely impacted by non-cash write-downs of long-lived and intangible assets of $12.3 million in the second quarter of 2005 relating to Flamboro Downs’ racing license and $26.7 million in the second quarter of 2004 relating to the major redevelopment of the Gulfstream Park racetrack and the redevelopment of racing surfaces at Laurel Park.  EBITDA for the three and six months ended June 30, 2004 also included gains on disposal of real estate of $7.0 million and $9.6 million, respectively, with no such gains occurring in 2005.  Excluding the non-cash write-downs of long-lived and intangible assets and the gains on disposal of real estate, the $1.3 million improvement in EBITDA for the three months ended June 30, 2005 is primarily attributable to the reductions in revenue discussed previously, offset by related reductions in purses, awards and operating costs.  Excluding the non-cash write-downs of long-lived and intangible assets and the gains on disposal of real estate, the $17.3 million decline in EBITDA for the six months ended June 30, 2005 is primarily attributable to higher losses at MEC’s European operations, which were fully operational during 2005, and the reductions in revenue discussed previously, offset by related reductions in purses, awards and operating costs.

MEC incurred a net loss for the three months and six months ended June 30, 2005 of $15.9 million and $18.7 million, respectively, compared to a net loss of $8.2 million and $2.0 million, respectively, in the prior year.  The net loss was adversely impacted by non-cash write-downs relating to long-lived and intangible assets, net of related income taxes and minority interest, of $5.9 million in the second quarter of 2005 and $15.6 million in the second quarter of 2004.  Excluding the non-cash write-downs of long-lived and intangible assets, the increase in net loss in the three and six months ended June 30, 2005 of $17.4 million and $26.4 million, respectively, compared to the prior year, is primarily due to the reduced EBITDA as noted previously, higher interest expense primarily as a result of increased borrowings, increased depreciation expense and increased income tax expense due to the tax benefit of losses not being recognized in 2005 for the majority of MEC’s operations.

At the end of the second quarter of 2005, the market value of MID’s shareholding in MEC was $355.0 million, based on the closing price of $5.65 per share for MEC Class A Subordinated Voting Stock (NASDAQ: MECA) on that date.

OTHER MATTERS

Dividends

MID’s Board of Directors has declared a dividend on MID’s Class A Subordinate Voting Shares and Class B Shares for the second quarter ended June 30, 2005.  A dividend of $0.15 per share is payable on or after September 15, 2005 to shareholders of record at the close of business on August 31, 2005.

Litigation

On August 2, 2005, Greenlight Capital, Inc. and certain of its affiliates filed an oppression application in the Ontario Superior Court of Justice against the Company and certain of its current and former directors and officers.  The Company believes that this application is without merit and will vigorously defend against it.

CONFERENCE CALL

A conference call will be held for interested analysts and shareholders to discuss the first quarter results on August 5, 2005 at 11:00 am EST (Toronto time). The number to use for this call is 1-800-814-4890. The number for overseas callers is 416-640-4127. Please call 10 minutes prior to the start of the conference call. MID will also webcast the conference call at www.midevelopments.com. The conference call will be chaired by John D. Simonetti, Chief Executive Officer.

For anyone unable to listen to the scheduled call, the rebroadcast numbers will be: North America – 1-877-289-8525 and Overseas – 416-640-1917 (reservation number is 21129682 #) and the rebroadcast will be available until August 12, 2005.

ABOUT MID

MID is a real estate operating company engaged in the ownership, management, leasing, development and acquisition of industrial and commercial real estate properties located in North America and Europe. Virtually all of its income-producing properties are under lease to Magna and its subsidiaries. MID also holds a controlling investment in MEC, a publicly-traded company that, based on revenues, is North America’s number one owner and operator of horse racetracks, and one of the world’s leading suppliers, via simulcasting, of live racing content to the growing inter-track, off-track and account wagering markets.

For further information, please contact Doug Tatters, Executive Vice-President and Chief Financial Officer, at 905-726-7507.  For teleconferencing questions, please contact Angie Palmer at 905-726-7106.

RECONCILIATION OF NON-GAAP TO GAAP FINANCIAL MEASURES

REAL ESTATE BUSINESS

RECONCILIATION OF NET INCOME TO FUNDS FROM OPERATIONS

(U.S. dollars in thousands, except per share figures)

(Unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
		2004		2004
	2005	Restated(2)	2005	Restated(2)
Net income (1)	$22,296	$11,905	$38,710	$23,174
Add back (deduct) non-cash items:
Depreciation and amortization	9,202	8,518	18,474	16,872
Future income taxes (3)	835	2,831	1,740	4,011
(Gain) loss on disposal of real estate (4)	(5,956)	—	(6,054)	132
Funds from operations (1)	$26,377	$23,254	$52,870	$44,189

Funds from operations per share
Basic and diluted (1)	$0.55	$0.48	$1.10	$0.92

Average number of shares outstanding (thousands)
Basic	48,260	48,160	48,244	48,149
Diluted	48,308	48,215	48,305	48,204

(1)   The Real Estate Business’ results for the six months ended June 30, 2004 reflect (i) the impact of costs related to employee settlement expenses of $3.9 million ($3.0 million net of income taxes) incurred in the three months ended March 31, 2004; and (ii) a future income tax charge of $2.0 million incurred in the three months ended June 30, 2004 resulting from changes in European tax rates.  Excluding the impact of these items, the Real Estate Business’ net income for the three months ended June 30, 2004 was $13.9 million, and for the six months ended June 30, 2004, the Real Estate Business’ net income was $28.2 million, FFO was $47.2 million(2), and diluted FFO per share was $0.98(2).

(2)   RealPac announced a change in its published definition of FFO for financial periods commencing January 1, 2005, which change has been adopted by the Company. FFO for 2004 has been restated to conform with this new definition.  Prior to adoption of this new definition, the calculation of FFO excluded stock-based compensation expense and the straight-line rent adjustment. FFO for 2005 and the restated FFO for 2004 now include these two components.  FFO and diluted FFO per share previously reported for the second quarter of 2004 were $23.3 million and $0.48 per share, respectively.  FFO and diluted FFO per share previously reported for the six months ended June 30, 2004 were $45.7 million ($47.3 million excluding the employee settlement expenses) and $0.95 per share ($0.98 per share excluding the employee settlement expenses), respectively.

(3)   In the United States of America, the definition of FFO prescribed by the National Association of Real Estate Investment Trusts (“NAREIT”) does not add back (deduct) future income tax expense (recovery).  There are no other significant differences between the Canadian definition of FFO, as prescribed by RealPac, and the United States definition prescribed by NAREIT.

(4)   The gain on disposal of real estate for the three and six month periods ended June 30, 2005 are deducted in the computation of FFO net of related current income tax expense of $3.4 million.

FORWARD-LOOKING STATEMENTS

The contents of this press release contain “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements may include, among others, statements regarding MID’s future plans, costs, objectives or economic performance, or the assumptions underlying any of the foregoing. In this press release, MID uses words such as “will”, “expect”, “should” and similar expressions to identify forward-looking statements. Forward-looking statements should not be read as guarantees of future performance or results, and will not necessarily be accurate indications of whether or the times at or by which such future performance will be achieved. Forward-looking statements are based on information available at the time and/or management’s good-faith belief with respect to future events and are subject to known and unknown risks, uncertainties and other unpredictable factors, many of which are beyond the Company’s control, that could cause actual results to differ materially from such forward-looking statements. Such risks are set forth under “Risk Factors” in MID’s Annual Information Form for 2004, attached as Exhibit 1 to MID’s Annual Report on Form 40-F for the year ended December 31, 2004. MID expressly disclaims any intention and undertakes no obligation to update or revise any forward-looking statements contained in this press release to reflect subsequent information, events or circumstances or otherwise.

Consolidated Statements of Income (Loss)

(U.S. dollars in thousands, except per share figures)

(Unaudited)

	Consolidated		Real Estate Business		Magna Entertainment Corp.
	Three Months Ended June 30,		Three Months Ended June 30,		Three Months Ended June 30,
	2005	2004	2005	2004	2005	2004

Revenues
Rental revenue	$35,511	$31,121	$35,511	$31,121	$—	$—
Racing and other	181,341	191,451	—	—	181,341	191,451
Interest income from MEC (note 13)	—	—	706	—	—	—
	216,852	222,572	36,217	31,121	181,341	191,451

Operating costs and expenses
Purses, awards and other	76,780	82,964	—	—	76,780	82,964
Operating costs	82,907	88,504	—	—	82,907	88,504
General and administrative (notes 13, 15)	23,630	19,414	5,177	3,891	15,950	15,523
Depreciation and amortization	19,182	17,676	9,202	8,518	9,980	9,158
Interest expense (income), net	10,508	6,642	1,633	(120)	8,875	6,762
Write-down of MEC’s long-lived and intangible assets (note 3)	12,290	26,685	—	—	12,290	26,685

Operating income (loss)	(8,445)	(19,313)	20,205	18,832	(25,441)	(38,145)
Gain on disposal of real estate	9,306	7,029	9,306	—	—	7,029

Income (loss) before income taxes and minority interest	861	(12,284)	29,511	18,832	(25,441)	(31,116)
Income tax expense (recovery)	8,871	(10,142)	7,215	6,927	1,656	(17,069)
Minority interest recovery	(11,240)	(5,826)	—	—	(11,240)	(5,826)

Net income (loss)	$3,230	$3,684	$22,296	$11,905	$(15,857)	$(8,221)

Basic and diluted earnings per
Class A Subordinate Voting or
Class B Share (note 4)	$0.07	$0.08

Average number of Class A Subordinate Voting and Class B Shares outstanding during the period (in thousands) (note 4)
Basic	48,260	48,160
Diluted	48,308	48,215

See accompanying notes

Consolidated Statements of Income (Loss)

(U.S. dollars in thousands, except per share figures)

(Unaudited)

	Consolidated		Real Estate Business		Magna Entertainment Corp.
	Six Months Ended June 30,		Six Months Ended June 30,		Six Months Ended June 30,
	2005	2004	2005	2004	2005	2004

Revenues
Rental revenue	$71,485	$63,378	$71,485	$63,378	$—	$—
Racing and other	435,369	484,125	—	—	435,369	484,125
Interest income from MEC (note 13)	—	—	1,216	—	—	—
	506,854	547,503	72,701	63,378	435,369	484,125

Operating costs and expenses
Purses, awards and other	213,475	237,352	—	—	213,475	237,352
Operating costs	169,105	178,362	—	—	169,105	178,362
General and administrative (notes 13, 15)	46,701	44,227	10,636	12,218	33,639	32,009
Depreciation and amortization	38,485	34,450	18,474	16,872	20,011	17,578
Interest expense (income), net	20,868	12,056	3,350	(255)	17,518	12,311
Write-down of MEC’s long-lived and intangible assets (note 3)	12,290	26,685	—	—	12,290	26,685

Operating income (loss)	5,930	14,371	40,241	34,543	(30,669)	(20,172)
Gain (loss) on disposal of real estate	9,404	9,494	9,404	(132)	—	9,626
Dilution gains (losses)	7	(143)	—	—	7	(143)

Income (loss) before income taxes and minority interest	15,341	23,722	49,645	34,411	(30,662)	(10,689)
Income tax expense (recovery)	12,157	3,817	10,935	11,237	1,222	(7,420)
Minority interest recovery	(13,228)	(1,300)	—	—	(13,228)	(1,300)

Net income (loss)	$16,412	$21,205	$38,710	$23,174	$(18,656)	$(1,969)

Basic and diluted earnings per
Class A Subordinate Voting or
Class B Share (note 4)	$0.34	$0.44

Average number of Class A
Subordinate Voting and Class B
Shares outstanding during the period (in thousands) (note 4)
Basic	48,244	48,149
Diluted	48,305	48,204

See accompanying notes

Consolidated Statements of Changes in Deficit

(U.S. dollars in thousands)

(Unaudited)

	Three months ended June 30,		Six months ended June 30,
	2005	2004	2005	2004

Deficit, beginning of period	$(71,093)	$(40,435)	$(79,932)	$(53,622)
Net income	3,230	3,684	16,412	21,205
Dividends	(7,239)	(4,334)	(11,582)	(8,668)

Deficit, end of period	$(75,102)	$(41,085)	$(75,102)	$(41,085)

See accompanying notes

Consolidated Statements of Cash Flows

(U.S. dollars in thousands)

(Unaudited)

	Consolidated		Real Estate Business		Magna Entertainment Corp.
	Three months ended June 30,		Three months ended June 30,		Three months ended June 30,
	2005	2004	2005	2004	2005	2004

OPERATING ACTIVITIES
Net income (loss)	$3,230	$3,684	$22,296	$11,905	$(15,857)	$(8,221)
Items not involving current cash flows (note 11)	10,224	29,808	374	11,407	6,757	18,401
Changes in non-cash balances (note 11)	1,923	(13,609)	(3,719)	423	5,642	(14,032)
Cash provided by (used in) operating activities	15,377	19,883	18,951	23,735	(3,458)	(3,852)

INVESTING ACTIVITIES
Property and fixed asset additions	(40,050)	(41,587)	(16,147)	(13,072)	(23,903)	(28,515)
Proceeds on disposal of real estate properties	18,993	12,594	15,572	—	3,421	12,594
Other asset (additions) disposals (note 15)	(412)	(110)	(87)	(137)	(558)	27
Loan receivable from MEC (note 13)	—	—	(8,548)	—	—	—
Cash used in investment activities	(21,469)	(29,103)	(9,210)	(13,209)	(21,040)	(15,894)

FINANCING ACTIVITIES
Issuance of long-term debt, net (note 7)	16,486	876	—	—	16,466	876
Repayment of long-term debt	(3,826)	(3,305)	(100)	(75)	(3,726)	(3,230)
Loan payable to MID, net (note 13)	—	—	—	—	8,665	—
Dividends paid	(11,582)	(8,668)	(11,582)	(8,668)	—	—
Cash provided by (used in) financing activities	1,058	(11,097)	(11,682)	(8,743)	21,405	(2,354)

Effect of exchange rate changes on cash and cash equivalents	(2,372)	1,311	(3,204)	1,081	832	230

Net increase (decrease) in cash and cash equivalents during the period	(7,406)	(19,006)	(5,145)	2,864	(2,261)	(21,870)
Cash and cash equivalents, beginning of period	276,702	161,946	228,842	57,154	47,860	104,792

Cash and cash equivalents, end of period	$269,296	$142,940	$223,697	$60,018	$45,599	$82,922

See accompanying notes

Consolidated Statements of Cash Flows

(U.S. dollars in thousands)

(Unaudited)

	Consolidated		Real Estate Business		Magna Entertainment Corp.
	Six months ended June 30,		Six months ended June 30,		Six months ended June 30,
	2005	2004	2005	2004	2005	2004

OPERATING ACTIVITIES
Net income (loss)	$16,412	$21,205	$38,710	$23,174	$(18,656)	$(1,969)
Items not involving current cash flows (note 11)	24,632	52,542	10,215	22,658	10,814	29,884
Changes in non-cash balances (note 11)	(3,936)	(11,192)	3,304	9,858	(7,240)	(21,050)
Cash provided by (used in) operating activities	37,108	62,555	52,229	55,690	(15,082)	6,865

INVESTING ACTIVITIES
Property and fixed asset additions	(85,479)	(76,140)	(39,177)	(19,363)	(46,302)	(56,777)
Proceeds on disposal of real estate properties	22,778	17,872	17,747	1,265	5,031	16,607
Other asset additions (note 15)	(534)	(610)	(101)	(188)	(666)	(422)
Loan receivable from MEC (note 13)	—	—	(19,914)	—	—	—
Cash used in investment activities	(63,235)	(58,878)	(41,445)	(18,286)	(41,937)	(40,592)

FINANCING ACTIVITIES
Increase (decrease) in bank indebtedness	(500)	2,000	—	—	(500)	2,000
Issuance of long-term debt, net (note 7)	27,493	19,257	—	—	27,493	19,257
Repayment of long-term debt	(5,646)	(4,773)	(175)	(153)	(5,471)	(4,620)
Loan payable to MID, net (note 13)	—	—	—	—	20,108	—
Issuance of shares	1,799	721	1,799	721	—	—
Minority investment in subsidiary	—	852	—	—	—	852
Dividends paid	(11,582)	(8,668)	(11,582)	(8,668)	—	—
Cash provided by (used in) financing activities	11,564	9,389	(9,958)	(8,100)	41,630	17,489

Effect of exchange rate changes on cash and cash equivalents	(5,831)	(20)	(6,003)	627	172	(647)

Net increase (decrease) in cash and cash equivalents during the period	(20,394)	13,046	(5,177)	29,931	(15,217)	(16,885)
Cash and cash equivalents, beginning of period	289,690	129,894	228,874	30,087	60,816	99,807

Cash and cash equivalents, end of period	$269,296	$142,940	$223,697	$60,018	$45,599	$82,922

See accompanying notes

Consolidated Balance Sheets

(U.S. dollars in thousands)

(Unaudited)

					Magna
	Consolidated		Real Estate Business		Entertainment Corp.
	June 30,	December 31,	June 30,	December 31,	June 30,	December 31,
As at	2005	2004	2005	2004	2005	2004

ASSETS

Current assets:
Cash and cash equivalents	$269,296	$289,690	$223,697	$228,874	$45,599	$60,816
Restricted cash	21,608	26,575	—	—	21,608	26,575
Accounts receivable	46,991	61,484	9,111	12,356	37,880	49,128
Income taxes receivable	—	2,073	—	—	—	2,073
Prepaid expenses and other	15,303	16,570	566	212	14,737	16,358
	353,198	396,392	233,374	241,442	119,824	154,950

Real estate properties, net (note 5)	2,204,674	2,269,842	1,294,010	1,357,700	912,104	912,243
Fixed assets, net	53,503	56,161	462	532	53,041	55,629
Racing licenses	227,170	240,893	—	—	227,170	240,893
Other assets, net (notes 13, 15)	16,137	18,348	3,776	2,430	17,608	18,863
Loan receivable from MEC (note 13)	—	—	47,556	26,426	—	—
Deferred rent receivable	13,397	13,851	13,397	13,851	—	—
Future tax assets	50,868	44,379	9,947	9,134	40,921	35,245
	$2,918,947	$3,039,866	$1,602,522	$1,651,515	$1,370,668	$1,417,823

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities:
Bank indebtedness (note 6)	$27,000	$27,500	$—	$—	$27,000	$27,500
Accounts payable and accrued liabilities	129,937	176,756	27,203	39,520	102,734	137,236
Income taxes payable	12,157	5,907	6,477	5,907	5,680	—
Long-term debt due within one year	23,110	18,076	294	313	22,816	17,763
Deferred revenue	24,418	29,434	—	—	24,418	29,434
	216,622	257,673	33,974	45,740	182,648	211,933

Long-term debt (notes 7, 15)	256,548	248,003	6,225	6,505	250,323	241,498
Senior unsecured debentures	215,331	219,228	215,331	219,228	—	—
Note obligations	212,188	211,062	—	—	212,188	211,062
Loan payable to MID (note 13)	—	—	—	—	47,556	26,426
Future tax liabilities	172,229	169,781	39,283	33,325	132,946	136,456
Minority interest	235,269	253,726	—	—	235,269	253,726
	1,308,187	1,359,473	294,813	304,798	1,060,930	1,081,101

Shareholders’ equity:
Class A Subordinate
Voting Shares (note 8)	1,557,016	1,554,779
Class B Shares (note 8)	17,893	17,893
Contributed surplus (note 9)	2,125	2,387
Deficit	(75,102)	(79,932)
Currency translation adjustment	108,828	185,266
	1,610,760	1,680,393	1,307,709	1,346,717	309,738	336,722
	$2,918,947	$3,039,866	$1,602,522	$1,651,515	$1,370,668	$1,417,823

Commitments and contingencies (note 14)

See accompanying notes

Notes to Interim Consolidated Financial Statements

(All amounts in U.S. dollars and all tabular amounts in thousands unless otherwise noted)

(All amounts as at June 30, 2005 and 2004 and for the three and six month periods ended June 30, 2005 and 2004 are unaudited)

1.              BASIS OF PRESENTATION

The unaudited interim consolidated financial statements have been prepared in U.S. dollars following the accounting policies as set out in the annual consolidated financial statements for the year ended December 31, 2004, except as disclosed in note 2.

The unaudited interim consolidated financial statements include the accounts of MI Developments Inc. and its subsidiaries (collectively “MID” or the “Company”). MID is the former real estate division of Magna International Inc. (“Magna”) and became a separate, publicly traded company on September 2, 2003.

The Company holds an investment in Magna Entertainment Corp. (“MEC”), an owner and operator of horse racetracks and a supplier of live racing content to the inter-track, off-track, and account wagering markets. The Company owns approximately 59% of MEC’s total equity, representing 96% of the total votes attached to its outstanding stock. MEC’s results are consolidated with the Company’s results, with minority ownership accounted for as minority interest.

The unaudited interim consolidated financial statements do not conform in all respects to the requirements of generally accepted accounting principles for annual financial statements. Accordingly, these unaudited interim consolidated financial statements should be read in conjunction with the 2004 annual consolidated financial statements.

In the opinion of management, the unaudited interim consolidated financial statements reflect all adjustments, which consist only of normal and recurring adjustments, necessary to present fairly the financial position at June 30, 2005 and 2004 and the results of operations and cash flows for the three month and six month periods ended June 30, 2005 and 2004.

MEC’s racing business is seasonal in nature. MEC’s racing revenues and operating results for any quarter will not be indicative of the racing revenues and operating results for the year. A disproportionate share of annual revenues and net income is typically earned in the first quarter of each year.

Financial data and related measurements are presented on the unaudited interim consolidated statements of income (loss), unaudited interim consolidated statements of cash flows, and unaudited interim consolidated balance sheets in two categories, “Real Estate Business” and “Magna Entertainment Corp.”, which correspond to the Company’s reporting segments as described in note 12 to the unaudited interim consolidated financial statements.  Related party transactions and balances between the “Real Estate Business” and “Magna Entertainment Corp.” have not been eliminated in the presentation of each segment’s financial data and related measurements.  However, the effects of transactions between these two segments, which are further described in notes 13 and 15, are eliminated in the consolidated results of operations and financial position of the Company.

2.              ACCOUNTING CHANGE

Consolidation of Variable Interest Entities

In September 2004, The Canadian Institute of Chartered Accountants approved Accounting Guideline 15, “Consolidation of Variable Interest Entities” (“AcG-15”). AcG-15 provides guidance on the application of consolidation principles to certain entities that are subject to control on a basis other than ownership of voting interests. AcG-15 applies to annual and interim periods beginning on or after November 1, 2004.  The adoption of AcG-15 did not have an impact on the Company’s consolidated financial statements.

3.              WRITE-DOWN OF MEC’S LONG-LIVED AND INTANGIBLE ASSETS

(a)          MEC’s long-lived assets and racing licenses are tested for impairment on an annual basis or whenever events or changes in circumstances indicate that the carrying value may not be recoverable.  As described in note 15, on July 6, 2005, MEC and Great Canadian Gaming Corporation (“GCGC”) entered into an agreement in principle under which GCGC will acquire all of the outstanding shares of Ontario Racing Inc. (“ORI”), a wholly-owned subsidiary of MEC, which owns and operates Flamboro Downs.  The purchase price for the proposed transaction has established a fair value for certain assets of Flamboro Downs and accordingly MEC performed impairment testing of these assets as at June 30, 2005.  Based on this analysis, a non-cash impairment charge of $12.3 million before income taxes, or $10.0 million after income taxes, was required for Flamboro Downs’ racing license in the three months ended June 30, 2005.

(b)         During the three months ended June 30, 2004, MEC commenced a major redevelopment of its Gulfstream Park racetrack and the redevelopment of racing surfaces at Laurel Park.  As a result, the Company recognized a non-cash write-down in the three months ended June 30, 2004 of $26.3 million related to Gulfstream Park’s long-lived assets and $0.4 million related to Laurel Park’s long-lived assets in connection with these redevelopments.

4.              EARNINGS PER SHARE

Diluted earnings per share for the three month and six month periods ended June 30, 2005 and 2004 are computed as follows:

	Three months	Three months	Six months	Six months
	ended	ended	ended	ended
	June 30,	June 30,	June 30,	June 30,
	2005	2004	2005	2004
Net income	$3,230	$3,684	$16,412	$21,205

Weighted average number of Class A Subordinate Voting and Class B Shares outstanding during the period (thousands)	48,260	48,160	48,244	48,149
Stock options (thousands)	48	55	61	55
	48,308	48,215	48,305	48,204

Diluted earnings per Class A Subordinate Voting or Class B Shares	$0.07	$0.08	$0.34	$0.44

The computation of diluted earnings per share for the three month and six month periods ended June 30, 2004 excludes the effect of the potential exercise of 100,000 options to acquire Class A Subordinate Voting Shares because the effect would be anti-dilutive.

5.              REAL ESTATE PROPERTIES

Real estate properties consist of:

	June 30,	December 31,
	2005	2004

Real Estate Business

Income-producing properties under operating leases
Land	$189,004	$198,940
Buildings, parking lots and roadways – cost	1,160,660	1,186,112
Buildings, parking lots and roadways – accumulated depreciation	(201,815)	(195,654)
	1,147,849	1,189,398

Development properties
Land and improvements	100,908	105,408
Properties under development	19,900	31,477
	120,808	136,885

Properties held for sale	25,353	31,417
	1,294,010	1,357,700

MEC

Revenue-producing racetrack properties
Land and improvements	217,320	219,028
Buildings – cost	442,771	426,947
Buildings – accumulated depreciation	(85,917)	(73,269)
Construction in progress	109,763	104,596
	683,937	677,302

Excess racetrack properties	96,611	98,332

Development properties
Land and improvements	49,560	49,400
Properties under development	2,533	1,222
	52,093	50,622

Revenue-producing non-racetrack properties
Land and improvements	35,792	37,543
Buildings – cost	51,934	56,957
Buildings – accumulated depreciation	(10,758)	(11,025)
	76,968	83,475

Properties held for sale	2,495	2,512
	912,104	912,243

Eliminations (note 13)	(1,440)	(101)
Consolidated	$2,204,674	$2,269,842

6.              BANK INDEBTEDNESS

MEC has a senior secured revolving credit facility in the amount of $50.0 million. The credit facility is available by way of U.S. dollar loans and letters of credit for general corporate purposes. Loans under the facility are secured by a first charge on the assets of Golden Gate Fields and a second charge on the assets of Santa Anita Park, and are guaranteed by certain of MEC’s subsidiaries that own and operate Golden Gate Fields and Santa Anita Park. At June 30, 2005, MEC had borrowings under the facility of $27.0 million (December 31, 2004 – $27.5 million) and had issued letters of credit totalling $22.5 million (December 31, 2004 – $21.9 million) under the credit facility, such that $0.5 million was unused and available.

During the six months ended June 30, 2005, the loans under the credit facility bore interest at either the U.S. base rate or the London Interbank Offered Rate (“LIBOR”) plus a margin based on MEC’s ratio of debt to earnings before interest, income taxes, depreciation and amortization. The weighted average interest rate on the loans outstanding under the credit facility as at June 30, 2005 was 6.8% (December 31, 2004 – 6.0%).

On February 18, 2005, MEC amended its credit agreement including the financial covenants for this facility.  At June 30, 2005, MEC was not in compliance with certain of the financial covenants contained in the amended credit agreement.  A waiver was obtained from the lender for the financial covenants breach at June 30, 2005.  Subsequent to June 30, 2005, MEC further amended this facility as described in note 15(b).

7.              LONG-TERM DEBT

On February 18, 2005, one of MEC’s Canadian subsidiaries entered into a financing arrangement that is secured by an assignment of a portion of the future amounts receivable under the Magna Golf Club access agreement.  MEC received proceeds of $11.1 million (Cdn. $13.7 million) that are repayable in three annual instalments of Cdn. $5.0 million commencing January 1, 2006 until the third instalment has been made in 2008.  The interest rate implicit in the arrangement is 5.1%.

On April 5, 2005, one of MEC’s Canadian subsidiaries entered into a loan agreement that is secured by an assignment of the future amounts receivable under the Magna Golf Club access agreement for the years 2009 through 2014.  MEC received proceeds of $16.9 million (Cdn. $20.5 million) that are repayable in six annual repayments of Cdn. $5.0 million commencing January 1, 2009 until the last instalment has been made in 2014. The loan bears interest at a rate of 6.4%.

8.              SHARE CAPITAL

Changes in Class A Subordinate Voting Shares and Class B Shares are shown in the following table:

	Class A Subordinate
	Voting Shares		Class B Shares		Total
		Stated		Stated		Stated
	Number	Value	Number	Value	Number	Value
Shares issued and outstanding, December 31, 2003	47,582,083	$1,552,901	548,238	$17,893	48,130,321	$1,570,794
Issued on exercise of stock options	30,000	910	—	—	30,000	910

Issued and outstanding, March 31, 2004, June 30, 2004, and September 30, 2004	47,612,083	1,553,811	548,238	17,893	48,160,321	1,571,704
Issued on exercise of stock options	30,000	968	—	—	30,000	968

Shares issued and outstanding, December 31, 2004	47,642,083	1,554,779	548,238	17,893	48,190,321	1,572,672
Issued on exercise of stock options	70,000	2,237	—	—	70,000	2,237

Shares issued and outstanding, March 31, 2005 and June 30, 2005	47,712,083	$1,557,016	548,238	$17,893	48,260,321	$1,574,909

Pursuant to the terms of a normal course issuer bid for which the Company received approval from the Toronto Stock Exchange on May 19, 2005, the Company may, during the 12-month period commencing May 24, 2005 and ending May 23, 2006, purchase for cancellation up to a total of 4,005,956 Class A Subordinate Voting Shares, being 10% of the “public float” of the Class A Subordinate Voting Shares. The price that MID will pay for shares purchased pursuant to the bid will be the market price at the time of acquisition.  To date, the Company has not purchased any Class A Subordinate Voting Shares under the normal course issuer bid.

9.              CONTRIBUTED SURPLUS

Changes in the Company’s contributed surplus are shown in the following table:

	Three months ended	Six months ended
	June 30, 2005	June 30, 2005

Contributed surplus, beginning of period	$2,037	$2,387
Stock-based compensation	88	176
Transfer to share capital on exercise of stock options	—	(438)

Contributed surplus, end of period	$2,125	$2,125

10.       STOCK-BASED COMPENSATION

(a)          On August 29, 2003, MID’s Board of Directors approved the Incentive Stock Option Plan (the “MID Plan”), which allows for the grant of stock options or stock appreciation rights to directors, officers, employees and consultants. A maximum of 2.72 million MID Class A Subordinate Voting Shares are available to be issued under the MID Plan.

MID grants stock options to certain directors, officers, key employees and consultants to purchase MID’s Class A Subordinate Voting Shares. 1/5th of options vest on the date of grant, and remaining options vest over a period of 4 years at a rate of 1/5th on each anniversary of the date of grant. Options expire on the tenth anniversary of the date of grant, subject to earlier cancellation in the events specified in the stock option agreement entered into by MID with each recipient of options.

Activity in MID’s option plan was as follows:

	2005		2004
		Weighted Average		Weighted Average
		Exercise Price		Exercise Price
	Number	(Cdn. $)	Number	(Cdn. $)

Stock options outstanding, January 1	490,000	33.16	575,000	31.85
Granted	—	—	100,000	39.26
Exercised	(70,000)	31.85	(30,000)	31.85
Stock options outstanding, March 31 and June 30	420,000	33.38	645,000	33.05

Stock options exercisable, June 30	146,000	32.73	225,000	32.54

During the three months ended March 31, 2004, there were 100,000 MID stock options granted with a weighted average fair value of $7.57 per option. These 100,000 MID stock options were subsequently cancelled during the three months ended September 30, 2004.

The fair value of MID stock options granted was estimated at the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

	Three months ended		Six months ended
	June 30,		June 30,
	2005	2004	2005	2004

Risk-free interest rate	—	—	—	3.0%
Expected dividend yield	—	—	—	1.20%
Expected volatility of MID’s Class A Subordinate Voting Stock	—	—	—	30.2%
Weighted average expected life (years)	—	—	—	4.0

During the three month and six month periods ended June 30, 2005, the Real Estate Business recognized $0.1 million (2004 – $0.1 million) and $0.2 million (2004 – $1.8 million), respectively, of stock-based compensation expense.

(b)         MEC has a Long-term Incentive Plan (the “MEC Plan”), adopted in 2000, which allows for the grant of non-qualified stock options, incentive stock options, stock appreciation rights, restricted stock, bonus stock and performance shares to directors, officers, employees, consultants, independent contractors and agents. A maximum of 7.6 million shares of MEC’s Class A Subordinate Voting Stock are available to be issued under the MEC Plan, of which 6.3 million are available for issuance pursuant to stock options and tandem stock appreciation rights and 1.3 million are available for issuance pursuant to any other type of award under the MEC Plan.

In the three months ended June 30, 2005, MEC introduced an incentive compensation program (the “Program”) for certain officers and key employees, which will award performance shares of MEC’s Class A Subordinate Voting Stock as contemplated under the Program in 2005.  The number of shares of Class A Subordinate Voting Stock underlying the performance share awards is based either on a percentage of a guaranteed bonus or a percentage of total 2005 compensation divided by the market value of the stock on the date the Program was approved by the Compensation Committee of MEC’s Board of Directors.  These performance shares vest over a six or eight month period to December 31, 2005 and are to be distributed, subject to certain conditions, in two equal instalments.  The first distribution date is on or about March 31, 2006 and the second distribution date is on or about March 31, 2007.  During the three and six months ended June 30, 2005, 210,654 (three and six months ended June 30, 2004 – nil) performance share awards were granted under the Program, with a weighted average grant-date market value of either $6.26 or Cdn. $7.61 per share.  At June 30, 2005, there were 36,317 performance share awards vested with a weighted average grant-date market value of either $6.26 or Cdn. $7.61 per share.

MEC grants stock options to certain directors, officers, key employees and consultants to purchase shares of MEC’s Class A Subordinate Voting Stock. All of such stock options give the grantee the right to purchase Class A Subordinate Voting Stock of MEC at a price no less than the fair market value of such stock at the date of grant. Generally, stock options under the MEC Plan vest over a period of two to six years from the date of grant at rates of 1/7th to 1/3rd per year and expire on or before the tenth anniversary of the date of grant, subject to earlier cancellation upon the occurrence of certain events specified in the stock option agreements entered into by MEC with each recipient of options.

Activity in MEC’s option plan was as follows:

	2005		2004
		Weighted		Weighted
		Average		Average
		Exercise		Exercise
	Number	Price $	Number	Price $

Stock options outstanding, January 1	4,500,500	6.18	4,841,500	6.14
Granted	490,000	6.40	150,000	6.33
Exercised	—	—	(175,000)	4.87
Forfeited	(145,000)	6.76	(144,000)	6.94
Stock options outstanding, March 31	4,845,500	6.19	4,672,500	6.16
Granted	155,000	6.70	—	—
Forfeited	(88,000)	7.32	—	—

Stock options outstanding, June 30	4,912,500	6.18	4,672,500	6.16

Stock options exercisable, June 30	4,114,430	6.12	3,901,311	6.11

During the three months ended March 31, 2005, there were 490,000 (2004 – 150,000) MEC stock options granted with a weighted average fair value of $3.00 (2004 – $2.25) per option.  During the three months ended June 30, 2005, there were 155,000 MEC stock options granted with a weighted average fair value of $2.58 per option.

The fair value of MEC stock options granted was estimated at the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

	Three months ended		Six months ended
	June 30,		June 30,
	2005	2004	2005	2004

Risk-free interest rate	3.7%	—	3.9%	3.0%
Expected dividend yield	—	—	—	0.84%
Expected volatility of MEC’s Class A Subordinate Voting Stock	54.2%	—	54.9%	57.8%
Weighted average expected life (years)	4.0	—	4.0	4.0

During the three month and six month periods ended June 30, 2005, MEC recognized $0.4 million (2004 – $0.3 million) and $0.7 million (2004 – $0.5 million), respectively, of stock-based compensation expense.

11.       DETAILS OF CASH FROM OPERATING ACTIVITIES

(a)          Items not involving current cash flows:

	Three months ended		Six months ended
	June 30,		June 30,
	2005	2004	2005	2004

Real Estate Business
Depreciation and amortization	$9,202	$8,518	$18,474	$16,872
Future income taxes	835	2,831	1,740	4,011
Interest income from MEC	(706)	—	(1,216)	—
(Gain) loss on disposal of real estate	(9,306)	—	(9,404)	132
Straight-line rent adjustment	193	(66)	308	(240)
Stock-based compensation expense	88	124	176	1,764
Other	68	—	137	119
	374	11,407	10,215	22,658

MEC
Gain on disposal of real estate	—	(7,029)	—	(9,626)
Depreciation and amortization	9,980	9,158	20,011	17,578
Future income taxes	(2,800)	(5,983)	(7,054)	(5,519)
Write-down of long-lived and intangible assets	12,290	26,685	12,290	26,685
Stock-based compensation expense	387	351	681	492
Minority interest	(11,240)	(5,826)	(13,228)	(1,300)
Dilution (gains) losses	—	—	(7)	143
Other	(1,860)	1,045	(1,879)	1,431
	6,757	18,401	10,814	29,884
Eliminations (notes 13, 15)	3,093	—	3,603	—
Consolidated	$10,224	$29,808	$24,632	$52,542

(b)         Changes in non-cash balances:

	Three months ended		Six months ended
	June 30,		June 30,
	2005	2004	2005	2004

Real Estate Business
Accounts receivable	$823	$(26)	$2,420	$6,273
Prepaid expenses and other	235	313	(413)	543
Accounts payable and accrued liabilities	(9,274)	(1,594)	(3,084)	1,487
Income taxes payable	4,497	1,730	4,381	1,555
	(3,719)	423	3,304	9,858

MEC
Restricted cash	10,173	12,303	4,931	(4,935)
Accounts receivable	19,868	21,534	11,048	(6,543)
Prepaid expenses and other	3,177	3,368	(1,882)	(7,057)
Accounts payable and accrued liabilities	(24,015)	(21,178)	(23,807)	9,449
Deferred revenue	(7,277)	(17,167)	(4,899)	(8,720)
Income taxes receivable/payable	3,716	(12,892)	7,369	(3,244)
	5,642	(14,032)	(7,240)	(21,050)
Consolidated	$1,923	$(13,609)	$(3,936)	$(11,192)

12.       SEGMENTED INFORMATION

The Company’s reportable segments reflect how the Company is organized and managed by senior management. The Company’s operations are segmented in the Company’s internal financial reports between wholly owned operations (the Real Estate Business) and publicly traded operations (MEC). The segregation of operations between wholly owned and publicly traded operations recognizes the fact that, in the case of the Real Estate Business, the Company’s management has direct responsibility for the key operating, financing and resource allocation decisions, whereas, in the case of MEC, such responsibility resides with MEC’s separate board of directors and executive management.

The Company’s reporting segments are as follows:

Real Estate Business

The Real Estate Business owns real estate assets in Canada, Austria, the United States, Germany, Mexico, the United Kingdom, Poland, the Czech Republic, Belgium and Spain. Substantially all these real estate assets are leased to, or are under development for subsequent lease to, Magna’s automotive operating groups. The Real Estate Business also owns certain properties that are being held for future development or sale.

MEC

MEC operates or manages eleven thoroughbred racetracks, two standardbred racetracks, and two racetracks that run both thoroughbred and standardbred meets, as well as the simulcast wagering venues at these tracks. In addition, MEC operates off-track betting facilities, XpressBet®, a United States national Internet and telephone account wagering business, and MagnaBet™, a European account wagering service. MEC also owns and operates HorseRacing TVTM, a network focused on horseracing, and owns a 30% equity investment in AmTote International, Inc., a provider of totalisator services to the pari-mutuel industry. In 2004, MEC launched RaceONTV™ in Europe to provide North American racing content from MEC’s racetracks and other U.S. racetracks that have agreed to participate in MEC’s international distribution network to locations outside North America. To support certain of MEC’s thoroughbred racetracks, MEC owns and operates three thoroughbred training centers in the Unites States.  MEC also owns and operates production facilities in Austria and in North Carolina for StreuFexTM, a straw-based horse bedding product. In addition to racetracks, MEC’s real estate portfolio includes two golf courses and related recreational facilities in Austria and Canada, and three residential developments in various stages of development in Austria, the United States and Canada.

The Company’s interim consolidated statements of income (loss), consolidated statements of cash flows, and consolidated balance sheets have been arranged so as to provide detailed, discrete financial information on the Real Estate Business and MEC reporting segments.

13.       TRANSACTIONS WITH RELATED PARTIES

Mr. F. Stronach, Magna’s Chairman of the Board, and three other members of his family are trustees of the Stronach Trust. The Stronach Trust controls the Company through the right to direct the votes attaching to 66% of the Company’s Class B Shares. The Stronach Trust also controls Magna through the right to direct the votes attaching to 66% of Magna’s Class B Shares. Since the Company and Magna are under the common control of the Stronach Trust, they are considered to be related parties for accounting purposes.

(a)          Loan receivable from MEC

On December 9, 2004, a subsidiary of MID entered into a loan agreement to provide project financing to a subsidiary of MEC of $115.0 million for the reconstruction of facilities at Gulfstream Park racetrack in Florida (the “Gulfstream Park project financing”).  As at June 30, 2005, there was a balance of $47.6 million (December 31, 2004 – $26.4 million) due under the Gulfstream Park project facility including $1.3 million (December 31, 2004 – $0.1 million) of accrued interest.  Subsequent to June 30, 2005, certain terms of the Gulfstream Park project financing were amended (see note 15).

Approximately $3.0 million of costs were incurred in 2004 by MEC in association with the project financing.  At the MEC segment level, these costs were recognized as deferred financing costs and are being amortized into capitalized interest over the life of the project financing.  At a consolidated level, such costs were charged to general and administrative expenses in 2004.  All interest relating to the project financing, including any capitalization thereof by

MEC, and any adjustments to the deferred financing costs are eliminated from the Company’s consolidated results of operation and financial position.

(b)          MEC’s sales to Mr. F. Stronach

During the three months ended June 30, 2005, a wholly-owned subsidiary of MEC sold to Mr. F. Stronach, the Chairman of the Board of MEC and the Company, two housing lots and an apartment located in MEC’s residential development in Oberwaltersdorf, Austria.  The total sales price for these properties was $1.4 million, which was the market listed sales price, and a gain on sale of $0.9 million was recognized during the three months ended June 30, 2005.

14.       COMMITMENTS AND CONTINGENCIES

(a)          In the ordinary course of business activities, the Company may be contingently liable for litigation and claims with, among others, customers, suppliers and former employees. Management believes that adequate provisions have been recorded in the accounts where required. Although it is not possible to accurately estimate the extent of potential costs and losses, if any, management believes, but can provide no assurance, that the ultimate resolution of such contingencies would not have a material adverse effect on the financial position of the Company (also see note 15(d)).

(b)         MEC generates a substantial amount of its revenues from wagering activities and, therefore, it is subject to the risks inherent in the ownership and operation of a racetrack. These include, among others, the risks normally associated with changes in the general economic climate, trends in the gaming industry, including competition from other gaming institutions and state lottery commissions, and changes in tax laws and gaming laws.

(c)          At June 30, 2005, the Company had $7.4 million (Real Estate Business – $3.0 million; MEC – $4.4 million) of letters of credit issued with various financial institutions to guarantee various construction projects related to activity of the Company. These letters of credit are secured by cash deposits of the Company.

(d)         MEC has provided indemnities related to surety bonds and letters of credit issued in the process of obtaining licenses and permits at certain racetracks and to guarantee various construction projects related to activity of its subsidiaries. As at June 30, 2005, these indemnities amounted to $4.4 million with expiration dates through June 30, 2006.

(e)          At June 30, 2005, the Company’s contractual commitments related to construction and development projects outstanding amounted to approximately $78.8 million (Real Estate Business – $10.2 million; MEC – $68.6 million).

(f)            The Maryland Jockey Club is a party to an agreement (the “Maryland Operating Agreement”) with Cloverleaf Enterprises, Inc. (“Cloverleaf”), the current owner of Rosecroft Raceway (“Rosecroft”), a standardbred track located in Prince George’s County in Maryland. The Maryland Operating Agreement replaced a previous agreement (the “Maryland Revenue Sharing Agreement”), which was effective as of January 1, 2000 and expired on April 18, 2004.  The Maryland Operating Agreement has been in effect since June 9, 2004, and expired on April 30, 2005, however both parties continue to informally operate under its terms until a new arrangement can be finalized.

The Maryland Revenue Sharing Agreement enabled wagering to be conducted, both day and evening, on live and simulcast thoroughbred and harness races at Pimlico, Laurel Park and Rosecroft and the three Maryland off-track betting facilities operated by them. Under the agreement, wagering revenue from these sources was pooled and certain expenses and obligations were pooled and paid from those revenues to generate net wagering revenue. This net wagering revenue was then distributed 80% to The Maryland Jockey Club and 20% to Rosecroft. Commencing April 19, 2004, The Maryland Jockey Club and Rosecroft are no longer pooling their wagering revenue and distributing net wagering revenue as they did under the Maryland Revenue Sharing Agreement. From April 19, 2004 until June 9, 2004, they operated under a state law which precluded The Maryland Jockey Club from operating after 6:15 p.m. without Rosecroft’s consent, and the federal Interstate Horseracing Act, which provides that, without the consent of The Maryland Jockey Club, Rosecroft cannot accept simulcast wagering on horse racing during the times that Pimlico or Laurel Park are running live races.

Since coming into effect on June 9, 2004, The Maryland Operating Agreement has enabled Pimlico, Laurel Park and Rosecroft to conduct simulcast wagering on thoroughbred and harness race signals during the day and evening hours without restriction. Under the Maryland Operating Agreement, Cloverleaf agrees to pay the thoroughbred industry a 12% premium on pari-mutuel wagering (net of refunds) conducted at Rosecroft on all thoroughbred race signals, and The Maryland Jockey Club agrees to pay Cloverleaf a 12% premium on pari-mutuel wagering (net of refunds) conducted at Pimlico and Laurel Park on all standardbred race signals.

Under the Maryland Operating Agreement, the parties have agreed to make a good faith effort to reach a long-term agreement on cross-breed simulcasting and off-track betting facilities in the State of Maryland. Without an arrangement similar in effect to the Maryland Revenue Sharing Agreement or the Maryland Operating Agreement, there would be a material decline in the revenues, earnings and purses of The Maryland Jockey Club.  At this time, MEC is uncertain as to the likelihood of renewal of this agreement on comparable terms.

(g)         MEC is considering a redevelopment of the clubhouse/grandstand at The Meadows (“The Meadows Redevelopment”).  In the event MEC obtains a slot machine license for The Meadows and this development were to proceed as currently contemplated, The Meadows Redevelopment would include the construction of a new clubhouse/grandstand with a facility to house slot machines.  The aggregate carrying value at June 30, 2005 of the assets that would be demolished if The Meadows Redevelopment is completed is approximately $8.2 million.  If MEC decides to proceed with The Meadows Redevelopment and obtains approval of its Board of Directors, a reduction in the expected life of the existing assets would occur and a write-down would be necessary.  If MEC proceeds, MEC’s goal would be to minimize any interference with The Meadows’ operations, however, with a project of this magnitude, there will likely be a temporary disruption of The Meadows’ operations and there is a risk that the redevelopment will not be completed according to schedule.  Any interference with the racing operations would result in a reduction in the revenues and earnings at The Meadows during that season.

(h)          In October 2003, MEC signed a Letter of Intent to explore the possibility of a joint venture between Forest City Enterprises, Inc. (“Forest City”) and various affiliates of MEC, anticipating the ownership and development of a portion of the Gulfstream Park racetrack property.  In April 2004, MEC signed a Pre-Development Management Agreement, which governed the activities of the parties and obligated the parties to work together to plan, design, entitle, pre-lease, contract to construct and finance the project.  The Pre-Development Management Agreement also contemplates a conceptual development and business plan for the project.  Upon execution of the Pre-Development Management Agreement, Forest City paid $1.0 million to MEC in consideration for its right to work exclusively with MEC on this project and to secure the performance of its obligations under the Pre-Development Management Agreement.  Forest City and MEC then collectively developed a business plan and Forest City provided an additional $1.0 million to MEC.  These two deposits have been included in MEC’s accounts payable and accrued liabilities on the Company’s consolidated balance sheets.  In May 2005, the Pre-Development Management Agreement was effectively superseded by a Limited Liability Company Agreement, which is not effective until approved by MEC’s Board of Directors, which is continuing to evaluate the business plan for this project.  The Limited Liability Company Agreement contemplates the development of a mixed-use project consisting of residential units, parking, restaurants, hotels, entertainment, retail outlets and other commercial uses on a portion of the Gulfstream Park property.  A draft development plan for the project has been formulated and will continue to be amended and refined until mutually agreed to by both parties.  Under the Limited Liability Company Agreement, Forest City is required to contribute up to a maximum of $15.0 million as an initial capital contribution.  The $2.0 million of deposits received to date from Forest City shall constitute the final $2.0 million of the initial capital contribution.  MEC is obligated to contribute 50% of any and all equity amounts in excess of $15.0 million as and when needed however, to June 30, 2005, MEC has not made any such contributions.  The Limited Liability Company Agreement further contemplates additional agreements including a ground lease, a development agreement, a leasing agreement and a management agreement to be executed in due course and upon satisfaction of certain conditions.

(i)             In April 2004, MEC signed a Letter of Intent to explore the possibility of joint ventures between Caruso Affiliates Holdings and certain affiliates of MEC to develop certain undeveloped lands surrounding Santa Anita Park and Golden Gate Fields racetracks.  Upon execution of this Letter of Intent, MEC established a joint account to be used for the purpose of co-funding the development of a business plan for each of these projects, with the goal of entering into Operating Agreements by May 31, 2005.  The time period to enter into Operating Agreements has been extended by mutual agreement of the parties to August 31, 2005.  Up to June 30, 2005, MEC has contributed $1.4 million to this initiative, of which $1.0 million was contributed in the six months ending June 30, 2005.  The deposits have been included in MEC’s other assets on the Company’s consolidated balance sheets.  MEC is continuing to explore these developmental opportunities, but to June 30, 2005 has not entered into definitive Operating Agreements on either of these potential developments.  Under the terms of the Letter of Intent, MEC may be responsible for additional equity contributions; however to June 30, 2005, MEC has not made any such contributions.

15.       SUBSEQUENT EVENTS

(a)          On July 22, 2005, in connection with the recapitalization plan announced on the same day by MEC (the “MEC Recapitalization Plan”), MID agreed to cause one of its wholly-owned subsidiaries (the “MID Lender”) to enter into two loan agreements with MEC and amend an existing loan agreement (the “Financing Agreements”).

(i)    MEC Recapitalization Plan

The MEC Recapitalization Plan is intended to recapitalize MEC’s balance sheet over the next 12 months through the sale of certain non-strategic real estate, racetracks and other assets to generate proceeds of approximately $150.0 million, with proceeds realized from those asset sales being applied to reduce debt (including amounts owed under the bridge loan discussed below).  MEC’s proposed sale of the racetrack at Flamboro Downs (see note 15(c)) is the first of such asset dispositions.  The MEC Recapitalization Plan also contemplates a possible partnership to pursue alternative gaming opportunities at MEC racetracks, and the possible raising of equity in 2006.  The proceeds of such an equity offering would be used by MEC to further reduce debt and for MEC’s general corporate purposes.

(ii)   Bridge Loan

Under the Financing Agreements, the MID Lender is providing MEC with a 13-month bridge loan of up to $100.0 million.  $50.0 million of the bridge loan has been made available upon closing of the Financing Agreements for drawdown by MEC, and the remaining $50.0 million can become available in equal tranches of $25.0 million on October 17, 2005 and January 16, 2006, subject to the satisfaction of certain conditions including, among other things, MEC establishing to the MID Lender’s satisfaction that MEC has achieved certain milestones under the MEC Recapitalization Plan. On July 27, 2005, $30.0 million was advanced to MEC under the bridge loan.  The bridge loan proceeds may only be used by MEC in accordance with the MEC Recapitalization Plan.

The bridge loan has a term expiring August 31, 2006 and bears interest, at MEC’s option, at either (i) a floating rate equal to the U.S. base rate plus 5.5% per annum (with interest paid monthly) or (ii) a fixed rate equal to LIBOR plus 6.5% per annum (with interest paid at the relevant LIBOR contract maturity), in each case subject to a minimum rate of 9%.  The MID Lender received an arrangement fee of $1.0 million at closing and will receive an additional $0.5 million on each date (if any) on which the applicable conditions are satisfied and any or all of the second or third tranche becomes available to MEC.  In addition, MEC will pay an annual commitment fee equal to 1% of the undrawn facility.  The bridge loan must be repaid with, and the commitment will be reduced by, amounts equal to all net proceeds raised by MEC from asset sales and equity or debt issuances, subject to amounts required to be paid to MEC’s existing lenders.

The bridge loan is secured by certain assets of MEC and guaranteed by certain subsidiaries of MEC.  The guarantees are secured by first ranking security over the lands owned by The Meadows (ahead of the Gulfstream project financing facility), second ranking security over the lands owned by Golden Gate Fields (behind an existing third party lender) and third ranking security over the lands owned by Santa Anita Park (behind existing third party lenders).  In addition, MEC has pledged the shares and licences of the guarantor subsidiaries and other subsidiaries (or provide negative pledges where a pledge is not available due to regulatory constraints or due to a pledge to an existing third party lender).  The bridge loan is cross-defaulted to all other obligations of MEC and its subsidiaries to MID and its subsidiaries.  The guarantee of the bridge loan by the MEC subsidiaries operating The Meadows is subject to regulatory approval.  The security over The Meadows may be subordinated to new third party financings of up to $200.0 million for the construction of a racing and alternative gaming facility at The Meadows.

(iii)  Project Financing

Under the Financing Agreements, the existing project financing facilities provided to subsidiaries of MEC for construction at MEC’s racetracks at Gulfstream Park in Florida (see note 13) and The Meadows in Pennsylvania have been amended by, among other things, (i) terminating the facility (which was undrawn) for construction of a racing and alternative gaming facility at The Meadows in the principal amount of $77.0 million (plus costs and capitalized interest) and replacing it with a facility in the principal amount of up to $34.2 million (plus costs and capitalized interest) for capital expenditures related to the alternative gaming facility being built at Remington Park racetrack in Oklahoma (the “Remington Park project financing”); and (ii) accelerating the time when principal and interest payments on amounts advanced under the project financings will begin to January 1, 2007 (rather than January 1, 2008 under the prior arrangements).  The Remington park project financing facility is subject to regulatory and other approvals.  The closing of the Remington Park project financing will be held in escrow pending receipt of these approvals.

The $34.2 million Remington Park project financing will be made available by the MID Lender to the wholly-owned subsidiary of MEC that operates Remington Park to finance the build-out of an alternative gaming facility.  Advances under the facility will be made available by way of progress draw advances to fund the capital expenditures relating to the development, design and construction of the alternative gaming facility at Remington (including the purchase and installation of gaming devices).

The Remington Park project financing has a term of 10 years from the completion date of the alternative gaming facility at Remington Park, which is anticipated to occur by November 2005.  Prior to the completion date, amounts outstanding under the Remington Park project financing will bear interest at a floating rate equal to 2.55% above MID’s per annum notional cost of borrowing under its floating rate credit facility, compounded monthly.  After the completion date, amounts outstanding under the Remington Park project financing will bear interest at a fixed rate of 10.5% per annum, compounded semi-annually.  Prior to January 1, 2007, interest will be deferred.  Commencing January 1, 2007, the MID Lender will receive monthly blended payments of principal and interest based on a 25-year amortization period commencing on such date.  Following the completion of the alternative gaming facility, certain cash from the operations of the borrower must be used to pay deferred interest on the Remington Park project financing plus a portion of the principal under the facility equal to the deferred interest on the Gulfstream Park project financing.

The Remington Park and Gulfstream Park project financing facilities contain cross-guarantee, cross-default and cross-collateralization provisions.  The Remington Park project financing facility will be secured by all assets of the borrower, excluding licences and permits and will be guaranteed by the MEC subsidiaries that own Gulfstream Park and the Palm Meadows training facility and (until the alternative gaming facility is completed) by MEC.  The security package includes second ranking security over the lands owned by Gulfstream Park and second ranking security over the Palm Meadows training facility and the shares of the owner of the Palm Meadows training center (in each case, behind security granted for the amended Gulfstream Park project financing, as discussed below).  In addition, the borrower has agreed not to pledge any licences or permits held by it and MEC has agreed not to pledge the shares of the borrower or the owner of Gulfstream Park.

The Gulfstream Park project financing facility is guaranteed by MEC’s subsidiaries that own and operate the Palm Meadows training center, Remington Park and The Meadows and is collateralized principally by security over the lands forming part of the operations at Gulfstream Park, Palm Meadows, Remington Park and The Meadows and over all other assets of Gulfstream Park, Palm Meadows, Remington Park and The Meadows, excluding licenses and permits (which cannot be subject to security under applicable legislation).  The guarantee of the Gulfstream Park project financing by the MEC subsidiary that operates Remington Park is subject to regulatory and other approvals.  If these approvals are not obtained, MEC will provide a limited recourse guarantee of the Gulfstream Park and the Remington Park project financings.

Approximately $2.6 million of costs were incurred in the second quarter of 2005 in association with the Financing Agreements.  At the segment level, these costs have been included in other assets at June 30, 2005.  At a consolidated level, such costs were charged to general and administrative expenses in the second quarter of 2005.

(b)         As required under the closing conditions of the bridge loan, effective July 27, 2005, MEC amended and extended its senior secured revolving bank credit facility in the amount of $50.0 million (the “MEC Credit Facility”).  The term of the MEC Credit Facility has been extended to July 31, 2006.  The existing financial covenants were replaced with to include an earnings before interest, taxes, deprecation and amortization (“EBITDA”) maintenance test relating to Santa Anita Park and Golden Gate Fields.  The bridge loan contains identical financial covenants.  As well, mandatory repayment provisions have been added to the MEC Credit Facility and interest rates have been changed such that borrowings are now available by way of U.S. base rate loans plus 3.0% or LIBOR loans plus 4.0%, in each case per annum.

(c)          On July 6, 2005, MEC and GCGC entered into an agreement in principle under which GCGC has agreed to acquire all of the outstanding shares of ORI, a wholly-owned subsidiary of MEC.  ORI owns and operates Flamboro Downs, a standardbred racetrack and site holder for slot machines operated by the Ontario Lottery and Gaming Corporation, located in Hamilton, Ontario, Canada.  The proposed transaction is subject to required regulatory approvals, the completion of customary due diligence and the negotiation of a definitive purchase and sale agreement.  The agreement in principle terminates on August 31, 2005.  Under the terms of the agreement, GCGC will pay aggregate consideration of approximately $64.0 million (comprised of Cdn. $50.0 million and $23.6 million) payable in cash and assumption of ORI’s existing debt.  GCGC has deposited $3.0 million in trust that will be payable to MEC if the proposed transaction is not completed prior to August 31, 2005, subject to obtaining required regulatory approvals pursuant to a definitive purchase agreement.  MEC has also granted GCGC an exclusivity period with respect to the sale of Flamboro Downs, which period will expire on August 31, 2005.

(d)         On August 2, 2005, Greenlight Capital, Inc. and certain of its affiliates filed an oppression application in the Ontario Superior Court of Justice against the Company and certain of its current and former directors and officers.  The Company believes that this application is without merit and will vigorously defend against it.

(e)          On August 4, 2005, a subsidiary of MEC agreed in principle with MID to extend the option to acquire 100% of the shares of the MID subsidiary that owns land in Romulus, Michigan to November 15, 2005.